EXHIBIT 99.(1)(a)(vi)
THE MEXICO EQUITY AND INCOME FUND, INC.
615 E. Michigan St., 2nd Floor
Milwaukee, Wisconsin 53202
DEAR PREFERRED STOCKHOLDER:
At a meeting held on October 12, 2005, the Board of Directors of The Mexico Equity and Income Fund, Inc. (the “Fund”), voted to file a registration statement allowing the Fund to conduct a rights offering for the purchase of shares of its preferred stock, and, in connection therewith, to conduct a tender offer for shares of the Fund’s preferred stock on a semi-annual basis. At a meeting held on June 26, 2007, the Fund’s Board approved proceeding with such a tender offer as soon as practicable. Accordingly, the Fund is hereby commencing an offer to purchase up to 25% of the Fund’s outstanding shares of preferred stock. The Offer (as defined herein) is for the Fund’s portfolio securities at a value equal to 99% of the Fund’s net asset value per preferred share (the “NAV”) as of the close of regular trading on the New York Stock Exchange (the “NYSE”) on November 16, 2007, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Repurchase and the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the “Offer”).
The deadline for participating in the Offer is 5:00 p.m., New York City time, November 16, 2007, or such later date to which the Offer is extended (the “Expiration Date”). The pricing date for the Offer is the close of regular trading on the NYSE on the Expiration Date (the “Pricing Date”). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the Expiration Date as extended. Preferred Stockholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted as soon as reasonably practicable after the Expiration Date.
If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Preferred Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.
As of October 19, 2007, the Fund’s NAV was $39.55 and 1,429,336 shares of preferred stock were issued and outstanding. The Fund’s NAV during the pendency of this Offer may be obtained by contacting the Fund toll free at 866-700-6104.

None of the Fund, its Board of Directors nor the investment adviser to the Fund is making any recommendation to any Preferred Stockholder whether to tender or refrain from tendering shares of preferred stock in the Offer. The Fund and the Board of Directors urge each stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision.
Sincerely,

THE MEXICO EQUITY AND INCOME FUND, INC.

By:
Name: Maria Eugenia Pichardo
Title: President
October 22, 2007

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